Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067
January 17, 2006

Russell Mancuso
Eduardo Aleman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Golden Valley Development, Inc.
Form 10-SB filed November 29, 2005
File No. 0-51637

Dear Messrs. Mancuso and Aleman:

Thank you for your comments letter of December 22, 2005. Please find following our responses to your comments. We have also filed through the EDGAR system, for your eyes only, a redline version of the Form 10-SB/A, to aid in your re-review of our filing.

1. We have revised our filing to provide a complete facing page with all information required by Form 10-SB, including the class of securities to be registered and the section of the Exchange Act under which the class is to be registered, as requested.

We are filing this registration statement at this time in order to most efficiently provide information to all of our shareholders publicly at once, our shareholders being a relatively dispersed group of persons. Further, we were uncomfortable in having our shares be unrestricted securities without current public information available (please see our responses to comments #25 and 27 below).

2. We have expanded our disclosure on page 2 to disclose the date and reason for our former parent’s name change.

3. We have revised to explain Fresh Veg Broker’s business purpose for the August 2004 spin-off, as requested.

4. We have revised to disclose that we do not currently hold a PACA license, and we have discussed the requirements to obtain such a license under the PACA, as requested.

5. We have deleted the term “Selling Broker” from our registration statement.

6. We have deleted the phrase “main job” to make it clear that we do not do other activities.

7. By “fully accredited brokerage business” we meant simply that Golden Valley had a license as a broker under PACA - in our statement, the terms “accredited” and “license” were being used sloppily as interchangeable terms. However, due to a miscommunication with those we are having help us prepare our registration statement, even this is not true. It is not Golden Valley, but rather the now-defunct Bakersfield Produce & Distributing company, which was owned and operated by our management team Art and Annette Davis, which had a license under PACA. We have revised this section of our statement, including removing entirely the terms “accredited” and “fully accredited brokerage business”, to more clearly and accurately describe our regulatory status.

8. We have disclosed the qualifications of our inspector to “guarantee” high levels of quality, and discussed the established industry criteria for measuring quality and our inspector’s conformity to it, as requested.

9. We have disclosed prominently that the transaction discussed in the sixth paragraph is the only transaction we have conducted since inception, and have clarified this throughout the document, as requested.

10. We have clarified in our registration statement how we know that our competitors do not inspect produce, as requested.

11. We have described in greater detail the nature of our alliance with Freymiller Trucking, as requested; however, the material terms, simple as they are, remain as we had them: because of our alliance, we can contract out with Freymiller at any time. We did make this clearer in the filing.

12. We have clarified that the customers cited on page 3 are not our customers, as requested.

13. We believe we already satisfactorily disclosed our geographic scope on page 2, but added extra language to make this clearer.

14. We have reconciled our statement that we have no employees with our statement on page 2 about “our inspector,” as requested.

15. Please see our response to comment #7 for explanation.

16. We have described the material terms of the loan from Adavco and have filed it as an exhibit, as requested.

17. The loan from Adavco, loaned all at one time, was in October 2004 for 36 months, intended to last until October of 2007. We have clarified this in the statement.

18. We have expanded our discussion of potential future business models to provide a more detailed description of our anticipated timing and feasibility for these models, as requested.

19. We described the basis for our disclosure of a $15,000 cash requirement, as requested.

20. We have revised our entire filing to properly reflect that we have conducted only one transaction with a single customer.

21. We have disclosed the nature of Andes River’s former business, no longer in existence, as requested.

We do not compete with Bakersfield Produce, as it no longer exists. We have revised our disclosure to more accurately and clearly reflect that fact. Tiger Team operates in a completely different field and is not associated with us in any way any longer.

22. We did not include Adavco in our management team’s background because we felt it was not relevant to an investor’s understanding of our team’s experience in this industry; however, we have included it now because your comment prompted us to realize that Adavco’s relationship is very much relevant to our company and its operations. We have also included Fresh Veg, omission of which was an oversight. Tiger Team, which is simply the new name for Fresh Veg, is not included because our directors were not involved with the company under that banner.

23. We have included, in the “Certain Relationship…” section, the disclosure involving our office space, as requested.

24. We have disclosed the number of votes per share, as requested.

25. We have clarified, under the section “Market Price…”, why none of our shares may be sold pursuant to Rule 144, as requested.

We are aware that according to SEC Division of Corporation Finance Staff Legal Bulletin No. 4, dated September 16, 1997, the shares issued in the spin-off - because the spin-off adhered to the criteria set in response to Question 4 of the Bulletin (see our response to comment #27, below) - are not “restricted securities”, we nevertheless were not comfortable representing the shares as unrestricted securities without current public information available, and Rule 144(k) satisfied.

26. Both Note 3 and the disclosure under the section “Recent Sales…” have been revised to reflect the true nature of the acquisition of Golden Valley by Tiger Team, which is that Golden Valley issued 40,000,000 shares of itself to Tiger Team in exchange for the business plan which had no value. We have filed the agreements related to the transaction, as requested.

27. Pursuant to SEC Division of Corporation Finance Staff Legal Bulletin No. 4, dated September 16, 1997, the spin off of Golden Valley by Fresh Veg was not registered under The Securities Act of 1933 because it did not constitute a “sale” of the securities by our parent, due to the transaction meeting all five of the criteria set by the Staff Bulletin.

28. We have revised our disclosure pursuant to Item 702 of Reg S-B under the section “Indemnification…” to remove “to our knowledge,” as requested.

Accounting Responses

29. Updated financials through September 30, 2005 have been provided. Please see the amended 10-SB.

30. This was an oversight. Interest expense was accrued and inadvertently charged to “General and Administrative Expense” in the Statement of Expenses for the three months and six months ended June 30, 2005. The reclassification from “General and Administrative Expense” to “Interest Expense” has been made in the September 30, 2005 financial statements.

31. There was no SB-2. This reference was an error and has been replaced with a reference to the audited financials included in the 10-SB/A.

32. Basic and diluted earnings per share has been added to the December 31, 2004 Statement of Income as requested.

33. An accounting policy has been added to the footnote 1 of the December 31, 2004 financial statements.

34. Sales typically occur as follows:
a.	The customer contacts Golden Valley to place an order
b.	Golden Valley contacts suppliers to determine which suppliers have what the customer needs
c.	Golden Valley then visits the supplier’s facility to select and inspect the items to be sold to the customer
d.	Golden Valley will arrange for shipping from the supplier to the customer or if the customer desires, the customer can pick up the product from the supplier
e.
When the product is received by the customer, the customer must take delivery if the items meet certain industry standards. If the product does not meet the industry standards, the shipment can be rejected by the customer back to the original supplier.

f.	Golden Valley recognizes revenue at the time the customer accepts delivery
g.	Golden Valley will then invoice the customer and receive an invoice from the original supplier

See the revenue recognition policy in footnote 1 for a revised accounting policy.

35. We do recognize revenue on the “Net basis” in accordance with EITF 99-19 because we perform as a broker without assuming the risks and rewards of ownership of the goods. The Statement of Income in the December 31, 2004 financial statements was incorrect in displaying “Gross Basis”. The Statement of Income in the December 31, 2004 financials has been restated, an explanatory paragraph has been added to the auditors’ opinion, a restatement policy has been added to footnote 1 and footnote 7 has been added to correct this error.

36. The business plan had a carrying value of $0 on the books of Fresh Veg.com. The stock was valued at par and debited to paid in capital to show a $0 carrying value for the business plan on the books of Golden Valley.

37. The office space used by Golden Valley has been valued and the December 31, 2004 financial statements have been restated to reflect this. The September 30, 2005 and 2004 financials also reflect this change.

Further Non-Accounting Responses

38. We included the bylaws twice under our section “Exhibits”, because bylaws also is an “instrument defining the right of shareholders”, as described in Item 601(a)(4) of Reg S-B. We removed Exhibit 3.

We very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

Sincerely,

By:	/s/ H. Arthur Davis
H. Arthur Davis
President